Exhibit 99.1

FCA Clarifies Scope of Remedies in NHTSA Consent Order
Certain press reports have misconstrued the scope and therefore the estimated costs of certain remedies contemplated by the consent order entered into by FCA US with NHTSA and announced today. FCA intends to clarify the scope of such remedies.
In the consent order, FCA US has agreed to additional remedies for three recall campaigns covering approximately half a million vehicles, primarily 2008 through 2012 chassis cab, 2009 through 2011 light duty and 2008 through 2012 heavy duty Ram Trucks. In each of those campaigns, FCA US will offer to owners whose vehicles have not yet been remedied, as an alternative remedy, to repurchase those vehicles at a price equal to the original purchase price less a reasonable allowance for depreciation plus ten percent. However, customers responding to the recall may continue to keep their vehicles and have them repaired in accordance with the original recall. As of this date, repairs have been completed on well over 60% of the subject vehicles, leaving less than two hundred thousand eligible vehicles. As is expressly provided for under the consent order, FCA intends that any vehicles repurchased will be remedied and resold.
In addition, FCA US is offering consumer incentives to encourage owners of vehicles subject to the structural reinforcement campaign to participate in the campaign. With respect to the 1993 through 1998 Jeep Grand Cherokee ZJs, FCA US is also offering to increase the trade-in allowance to be applied to the purchase of another FCA product, service or parts for those owners of these very old vehicles who would prefer this alternative over the installation of a trailer hitch.
All premiums paid to repurchase vehicles in the three recall campaigns and customer incentives will be applied as credits to the $20 million that FCA US has agreed to spend on industry outreach amounts included in the $105 million referred to in the consent order.
While such amounts may exceed the $20 million, contrary to certain reports, FCA US does not expect that the net cost of providing these additional alternatives will be material to its financial position, liquidity or results of operations.
London, July 27, 2015
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